SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)
[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                   to

Commission file number 0-12016

A.           Full title of the plan and the address of the plan,
if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GA  30339

Interface, Inc.
Savings and Investment Plan

Financial Statements and Supplemental Schedules
As of December 31, 2007 and 2006
and for the Years Ended December 31, 2007 and 2006

Interface, Inc.
Savings and Investment Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of Interface, Inc. Savings and Investment Plan (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Atlanta, Georgia
June 26, 2008

Interface, Inc.
Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2007	2006

Assets
Investments, at fair value
Common and collective trust	$16,564,594	$28,082,027
Mutual funds	58,287,529	69,538,137
Interface, Inc. Stock Fund	10,656,920	10,881,145
TradeLink Investments – Self-Directed Brokerage	302,316	327,260
Participant loans	2,435,179	3,884,982
Cash and cash equivalents	499	1,544

Total investments	88,247,037	112,715,095

Receivables
Participant contributions	149,601	201,432
Employer contributions	58,226	49,079

Total receivables	207,827	250,511

Liabilities
Excess contributions payable	(77,060)	--

Net assets available for benefits at fair value	88,377,804	112,965,606

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(98,485)	240,744

Net assets available for benefits	$88,279,319	$113,206,350

See report of independent registered public accounting firm and accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2007	2006

Additions

Investment income:
Interest and dividend income from mutual funds	$3,265,945	$2,075,662
Interest income from common and collective trust	1,108,899	1,119,016
Dividend income from Interface, Inc. stock fund	57,795	--
Interest income from participant loans	248,552	243,750
Net appreciation in fair value of Interface, Inc. stock fund	1,995,655	5,562,046
Net depreciation in contract value of common collective trust	(339,229)	--
Net appreciation in fair value of mutual funds	2,019,489	5,717,876

Total investment income	8,357,106	14,718,350

Contributions:
Participant	7,136,469	5,993,513
Employer	2,891,276	2,031,656
Rollovers	280,733	523,803

Total contributions	10,308,478	8,548,972

Total additions	18,665,584	23,267,322

Deductions
Benefits paid to participants	10,344,091	11,298,551
Administrative expenses	52,280	39,386

Total deductions	10,396,371	11,337,937

Net increase (decrease)	8,269,213	11,929,385

Transfers to other qualified plans (Note 1)	(33,196,244)	--

Net assets available for benefits, beginning of year	113,206,350	101,276,965

Net assets available for benefits, end of year	$88,279,319	$113,206,350

See report of independent registered public accounting firm and accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Notes to Financial Statements

1. Description of Plan
The following description of the Interface, Inc. Savings and Investment Plan ("Plan") provides only general information.  Participants should refer to Plan’s Summary Plan Description and Plan document for a more complete description of the Plan's provisions.

a.
General - The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries (the “Company”) who have six months of service and are age eighteen or older.  The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of September 1, 2005, employees hired on or after this date are automatically enrolled in the Plan at a three percent contribution rate.  Effective January 1, 2007, employees hired prior to September 1, 2005 and who were not enrolled in the Plan were automatically enrolled at a three percent contribution rate.  Employees that do not want to participate in the Plan are required to elect out of the Plan.

On July 16, 2007, Interface, Inc. sold its Fabrics Group business segment (comprised of InterfaceFABRIC, Inc. and its related subsidiaries) to a third party.  As a result of this transaction, employees of the Fabrics Group ceased to be employees of subsidiaries of Interface, Inc., and the Interface, Inc. Administrative Committee agreed to transfer the Plan accounts, including outstanding loan balances, of those Fabrics Group employees who had account balances under the Plan to a newly established 401(k) plan of the purchaser, effective October 1, 2007.  Fabrics Group employees were not entitled to a distribution from the Plan as a result of the transfer.

b.
Contributions - Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $15,500 and $15,000 for 2007 and 2006, respectively.  Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $5,000 for both 2007 and 2006.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common and collective trust, a Company common stock fund, and twenty-one mutual funds as well as a self-directed brokerage account option as investment options for participants. Effective January 1, 2007, the Company contributes 50 percent of the first 6 percent (previously up to the first 4 percent) of base compensation that a participant contributes to the Plan. Employees of certain subsidiaries in the Fabrics Group also received an additional matching contribution of 25 percent of base compensation that a participant contributed to the Plan between 4 percent and 5 percent of compensation, which matching contributions ceased on July 15, 2007. Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock.  No additional profit-sharing amounts were made by the Company to the Plan during the years ended December 31, 2007 and 2006. Contributions are subject to certain limitations.

c.
Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company’s contributions, (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d.
Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e.
Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator on the date of the loan.  Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f.
Payment of Benefits - On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan

g.
Forfeited Accounts - Forfeited nonvested accounts are used to reduce employer contributions. During the Plan years ended December 31, 2007 and 2006, forfeited amounts were not material to the financial statements.

h.
Administrative Expenses - The Company pays the majority of the Plan’s administrative expenses.  Fees recorded in the Plan for the 2007 and 2006 Plan years relate to recordkeeping fees and participant loans, and are charged directly to those participant accounts.

2. Summary of Significant Accounting Policies	Basis of Accounting The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of the mutual funds are valued at the net asset value of shares held by the Plan at year end.  Common collective trusts are valued at contract value.  Participant loans are valued at their outstanding balances, which approximate fair value.  The  Company common stock fund is valued based upon the quoted market price for Interface, Inc. Class A Common Stock.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits Benefits are recorded when paid.

3. Investments	The fair market value of individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

December 31,	2007	2006

T. Rowe Price Stable Value Fund (Common and collective trust)	$16,564,594	$28,082,027
T. Rowe Price Balanced Fund	10,586,925	10,296,168
T. Rowe Price Blue Chip Growth Fund	11,859,517	13,505,791
T. Rowe Price Equity Income Fund	14,619,111	18,780,071
Interface, Inc. Stock Fund	10,656,920	10,881,145
Delaware Select Growth Fund	*	6,626,337
*Represents less than 5% of net assets available for benefits in the respective year.

4. Related Party Transactions
Certain Plan investments are shares of mutual funds and units of a stable value fund managed by T. Rowe Price Trust Company.  T. Rowe Price Trust Company is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

At December 31, 2007 and 2006, the Plan held 652,998 and 765,200 shares, respectively, of common stock of Interface, Inc., the sponsoring employer.  The Plan also issues loans to participants, which are secured by the balances in the participants’ accounts.

5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6. Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since reviewing the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7. Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE
INTERFACE, INC. SAVINGS AND
INVESTMENT PLAN

Date: June 26, 2008	By: __/s/William G. Reynolds____________________________________
William G. Reynolds, Member

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

Interface, Inc.
Savings and Investment Plan

Form  5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

		Employer Identification Number: 58-1451243
		Plan Number: 002
		Form: 5500

	(b)	(c)		(e)
	Identity of	Description of	(d)	Current
(a)	Issuer	Investment	Cost	Value

*	T. Rowe Price Settlement Fund	Uninvested cash	a	$499

	Common Collective Trusts:

*	T. Rowe Price Stable Value Fund	16,564,594 units	a	16,564,594

	Mutual Funds:
	Ariel Appreciation Fund	73,416 shares	a	3,161,312
	N&B Socially Responsible Fund	40,457 shares	a	1,077,377
	Delaware Select Growth Fund	105,908 shares	a	3,201,610
*	T. Rowe Price Equity Index 500 Fund	62,453 shares	a	2,458,168
*	T. Rowe Price Balanced Fund	513,928 shares	a	10,586,925
*	T. Rowe Price Equity Income Fund	520,253 shares	a	14,619,111
*	T. Rowe Price Spectrum Income Fund	258,024 shares	a	3,150,476
*	T. Rowe Price Blue Chip Growth Fund	294,793 shares	a	11,859,517
	William Blair Small Cap Growth Fund	50,988 shares	a	1,188,021
	Allianz RCM Technology Admin	18,161 shares	a	933,279
	Invesco Ret Trust Intl Equity	53,397 shares	a	2,135,873
	Retirement Income Fund	3,339 shares	a	44,413
	Retirement 2005 Fund	1,961 shares	a	23,117
	Retirement 2010 Fund	27,564 shares	a	446,813
	Retirement 2015 Fund	54,368 shares	a	687,756
	Retirement 2020 Fund	39,652 shares	a	703,434
	Retirement 2025 Fund	39,125 shares	a	515,667
	Retirement 2030 Fund	29,448 shares	a	560,977
	Retirement 2035 Fund	16,560 shares	a	223,721
	Retirement 2040 Fund	17,961 shares	a	344,843
	Retirement 2045 Fund	28,682 shares	a	365,119

	Total Mutual Funds			58,287,529

	TradeLink Investments – Self Directed Brokerage	302,316 shares	a	302,316

*	Interface, Inc. Stock Fund – Employer Securities	652,998 shares	a	10,656,920

*	Participant loans	731 loans with interest rates ranging between 5.00 to 9.50 percent	-	2,435,179

	Total Investments			$88,247,037
*Party-in-interest
a – The cost of participant-directed investments is not required to be disclosed.